Exhibit 1

P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Announces Authorization of Stock Repurchase Program

Lod, Israel, January 28, 2008 – AudioCodes (NASDAQ:AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced that its Board of Directors have approved a program to repurchase up to 4,000,000 of its Ordinary Shares NIS 0.01 nominal (par) value, which is approximately 10% of the Company’s outstanding share capital. The purchases will be made from time-to-time at the discretion of management in open market or privately negotiated transactions. Such purchases would be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Shabtai Adlersberg, Chairman of the Board, President and Chief Executive Officer of AudioCodes stated, “This share repurchase program reflects the confidence our directors and management have in the Company and is consistent with management’s goal of increasing shareholder value.”

Except for historical information, the matters discussed in this press release are forward-looking statements. The Company assumes no obligation to update the information in this press release.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters are located in Israel with R&D in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI² and CTI Squared are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.